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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
Online Resources Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
68273G101
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 3, 2006
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on the following pages)
Page 1 of 9 Pages

SCHEDULE 13D
CUSIP No.	68273G101		Page	2	of	9

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,621,570 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

4,621,570 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,621,570 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), and Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF” and, together with SVOF, the “Funds”), which are the registered holders of shares of Series A-1 Convertible Preferred Stock of Online Resources Corporation (the “Preferred Stock”) convertible into the shares of Common Stock beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on (a) 25,695,927 shares of Common Stock of Online Resources Corporation outstanding as of November 8, 2006, as reported by Online Resources Corporation in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006, and (b) 4,621,570 shares of Common Stock of Online Resources Corporation into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No.	68273G101		Page	3	of	9

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,621,570 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

4,621,570 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,621,570 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Based on (a) 25,695,927 shares of Common Stock of Online Resources Corporation outstanding as of November 8, 2006, as reported by Online Resources Corporation in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006, and (b) 4,621,570 shares of Common Stock of Online Resources Corporation into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No.	68273G101		Page	4	of	9

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,621,570 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

4,621,570 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,621,570 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Based on (a) 25,695,927 shares of Common Stock of Online Resources Corporation outstanding as of November 8, 2006, as reported by Online Resources Corporation in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006, and (b) 4,621,570 shares of Common Stock of Online Resources Corporation into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1).
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	68273G101	Page	5	of	9

Item 1. Security and Issuer.
     This Statement relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Online Resources Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4795 Meadow Wood Lane, Suite 300, Chantilly, Virginia 20151.
Item 2. Identity and Background.
     (a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), Mr. Michael E. Tennenbaum, a United States citizen (“Mr. Tennenbaum”), and Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”). TCP, Mr. Tennenbaum and TCO (collectively, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.
     (b) The address of each Reporting Person’s principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.
     (c) The principal business of TCP is investment advising. TCP’s managing member is TCO. The principal business of TCO is making investments and managing assets. TCO’s managing member is Mr. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO.
     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Tennenbaum is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     This Statement relates to the acquisition by affiliates of the Reporting Persons of 75,000 shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Preferred Stock”), which are initially convertible at a rate of $16.22825 per share into 4,621,570 shares of Common Stock, subject to certain anti-dilution adjustments (together with the Preferred Stock, the “Shares”). The Reporting Persons purchased the Shares for aggregate consideration of $75 million using the sources of funds described in Item 4 on the Cover Pages hereof, pursuant to an Equity Purchase Agreement dated July 3, 2006 (the “Equity Purchase Agreement”).
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Shares for investment purposes. They intend to monitor and evaluate their investment in the Shares on a continuing basis.
     Under the terms of the Preferred Stock, so long as 10,000 shares of the Preferred Stock are outstanding (as adjusted for stock splits, stock dividends and the like), the holders of the Preferred Stock are entitled to elect one director to the board of directors of the Issuer at each annual election of directors.

CUSIP No.	68273G101	Page	6	of	9
     Except as provided above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, however, at any time and from time to time in their discretion, review or reconsider their position with respect to the Shares and any such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Shares in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or the board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Shares, in any manner permitted by law.
     The foregoing description of the Preferred Stock is qualified in its entirety by reference to the Certificate of Designations of the Preferred Stock, which has been filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123), as amended by the Certificate of Correction to the Certificate of Designations, which has been filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on September 14, 2006 (File No. 0-26123), and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 15.2% of the outstanding shares of Common Stock of the Issuer, based on (i) 25,695,927 shares of Common Stock outstanding as of November 8, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006, and (ii) 4,621,570 shares of Common Stock into which the Preferred Stock is initially convertible, computed in accordance with Rule 13d-3(d)(1). Each of TCP, TCO and Mr. Tennenbaum may be deemed to beneficially own 4,621,570 shares of Common Stock, based on their shared voting and dispositive power over the Shares. None of the Reporting Persons has sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of, any of the Shares.
     (c) There have been no purchases or sales of the Shares during the past 60 days.
     (d) SVOF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 3,250,184 shares of Common Stock, which is more than 5% of the outstanding Common Stock of the Issuer. SVEF, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,371,386 shares of Common Stock, which is more than 5% of the outstanding Common Stock of the Issuer.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On July 3, 2006, in order to raise part of the funds required to complete a merger between the Issuer and Princeton eCom Corporation, in addition to selling the Preferred Stock, the Issuer entered into an $85 million Credit Agreement dated July 3, 2006 with the Funds (the “Credit Agreement”). Under the Credit Agreement, the Funds purchased the Issuer’s five year senior secured notes bearing

CUSIP No.	68273G101	Page	7	of	9
interest at LIBOR plus 7% (the “Notes”). Interest under the Notes is payable quarterly and principal is due on July 2, 2011.
     Except for the Preferred Stock, the Equity Purchase Agreement, the Credit Agreement, the Notes and related documents executed in connection therewith, including without limitation an Investor Rights Agreement dated July 3, 2006 (the “Investor Rights Agreement”), to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     Copies of the Equity Purchase Agreement, the Credit Agreement and the form of Note have been filed as Exhibits 10.1, 10.2 and 10.3, respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123) and are incorporated herein by reference. A copy of the Investor Rights Agreement has been filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 26, 2006, as amended (Registration No. 333-138234), and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Power of Attorney dated April 22, 2003 (incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004).

Exhibit 3	Certificate of Designations of the Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123), as amended by the Certificate of Correction to the Certificate of Designations, which has been filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on September 14, 2006 (File No. 0-26123)).

Exhibit 4	Equity Purchase Agreement dated July 3, 2006 by and among the Issuer and the Funds (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123)).

Exhibit 5	Investor Rights Agreement dated July 3, 2006 by and among the Issuer and the Funds (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 26, 2006, as amended (Registration No. 333-138234)).

Exhibit 6	Credit Agreement dated July 3, 2006 by and among the Issuer and the Funds (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123)).

CUSIP No.	68273G101	Page	8	of	9

Exhibit 7	Form of Promissory Note issued under the Credit Agreement dated July 3, 2006 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123)).

CUSIP No.	68273G101	Page	9	of	9
SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2006	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

	*By:	/s/ David A. Hollander

David A. Hollander
Attorney-in-fact

Exhibit Index

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Power of Attorney dated April 22, 2003 (incorporated herein by reference to Exhibit 24.3 to Form 3 filed by Mr. Tennenbaum with the Securities and Exchange Commission on July 22, 2004).

Exhibit 3	Certificate of Designations of the Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123), as amended by the Certificate of Correction to the Certificate of Designations, which has been filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on September 14, 2006 (File No. 0-26123)).

Exhibit 4	Equity Purchase Agreement dated July 3, 2006 by and among the Issuer and the Funds (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123)).

Exhibit 5	Investor Rights Agreement dated July 3, 2006 by and among the Issuer and the Funds (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 26, 2006, as amended (Registration No. 333-138234)).

Exhibit 6	Credit Agreement dated July 3, 2006 by and among the Issuer and the Funds (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123)).

Exhibit 7	Form of Promissory Note issued under the Credit Agreement dated July 3, 2006 (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2006 (File No. 0-26123)).

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Online Resources Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.
     In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 20th day of November, 2006.

TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum*

Name:	Michael E. Tennenbaum
Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

*By:	/s/ David A. Hollander

David A. Hollander
Attorney-in-fact